KIRKLAND LAKE GOLD ANNOUNCES FILING OF 2021 SUSTAINABILITY REPORT

Toronto, Ontario - March 30, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the filing of the Company's 2021 Sustainability Report  (the "2021 Sustainability Report" or the "Report"). The 2021 Sustainability Report outlines the Company's achievements in 2020 and provides guidance on the Company's sustainability efforts for 2021. The Report is available on the Company's website at www.kl.gold. All dollar amounts in this press release are expressed in US dollars, unless otherwise indicated.

The Report highlights the significant progress achieved by the Company during the past year in the areas of sustainability and responsible mining. Among key initiatives discussed are:

• Adopting the World Gold Council's Responsible Gold Mining Initiatives and completing the Year One external assurance

• Implementing a Diversity, Equality and Inclusion Policy across the organization and introducing policies and standards on Human Rights, Supplier Code of Conduct and Grievance Resolution;

• Investing in local communities, with total spending of $905 million in Ontario and Victoria (representing 76% of total expenditures), and the payment of $306 million in wages, most of which remained local;

• Maintaining leadership in limiting carbon emissions, with all three of the Company's operating mines having greenhouse gas intensity levels well below industry averages and Macassa having among the lowest greenhouse gas emissions for gold mines globally;

• Making donations of $3.5 million to local health care and community groups in the areas where the Company operates;

• Receiving the prestigious 2020 Tom Peters Memorial Mine Reclamation Award in recognition of Detour Lake Mine's Progressive Reclamation Program:

• Committing to invest $75 million per year for five years in technology and innovation aimed at further reducing the Company's carbon footprint by advancing and commercializing alternative fuel and energy sources, building the smart mines of the future with a focus on automation, digitization and connectivity, and providing additional support the communities with a focus on health care, homelessness, addiction, senior care and youth training and development: and,

• Targeting to be a Net Zero Greenhouse Gas Emission company by 2050 or sooner.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "Mining in an environmentally and socially responsible way is essential to our operating and financial success and we are committed to integrating and promoting sustainability into all facets of our business. Our 2021 Sustainability Report highlights a year of significant progress in advancing our efforts to mine responsibly and maintain our social license. In preparing the Report, an area of particular focus was increasing our disclosures on Environment, Social and Governance ("ESG") topics. We have advanced our sustainability reporting for further inclusion of Sustainable Accounting Standards Board (SASB) disclosures and metrics for Metals and Mining, in addition to embracing the Responsible Gold Mining Principles of the World Gold Council and the Mining Association of Canada's Towards Sustainable Mining. We encourage you to read our Sustainability Report to learn more about our efforts to advance responsible mining at Kirkland Lake Gold and welcome your feedback. We are proud of our people and their efforts to promote sustainability and are excited about the prospects for additional progress in 2021."

The Company is hosting a "Teach In" presentation on Wednesday, March 31, 2021 from 2:00 pm ET - 3:00 pm ET to review highlights of the 2021 Sustainability Report. Those wishing to participate the presentation can do so by clicking on the link below and registering for the event. Confirmation of registration will be received via email with additional information for accessing the presentation being provided. A Q&A session will follow with questions being submitted through a Webex Chat. The Webex links will also be available on the Company's website.

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2021 Sustainability Report "Teach-In" Presentation

Date: Wednesday, March 31, 2021, 2:00 pm ET - 3:00 pm ET

Webex Link:

https://kirklandlakegold.webex.com/kirklandlakegold/j.php?MTID=m63e50949225bdd9d5494d8ba637f3438

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

FOR FURTHER INFORMATION PLEASE CONTACT:

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute 'forward looking statements', including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company's smart mines and the anticipated timing thereof and the ability to reduce the Company's future carbon footprint through the commercialization of alternative fuel and energy sources, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2020 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.